Filed by Georgia Gulf

Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

On October 4, 2012, the Chief Executive Officer of Georgia Gulf Corporation, Paul Carrico,

reviewed this presentation with attendees at the Credit Suisse Global Credit Products Conference

in connection with his comments to attendees at that conference.

Credit Suisse Global Credit Products Conference October 2012

Forward-Looking Statements Cautionary Statements Regarding Forward-Looking Information This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future. Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast,” “would” or “could” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions, or events, including with respect to the proposed separation of PPG Industries Inc’s Commodity Chemicals business from PPG and merger of PPG’s Commodity Chemicals business and Georgia Gulf (the “Transaction”), generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expected benefits of the Transaction, integration plans and expected synergies therefrom, the expected timing of completion of the Transaction, and Georgia Gulf’s anticipated future financial and operating performance and results, including its respective estimates for growth. These statements are based on the current expectations of the management of Georgia Gulf. There are a number of risks and uncertainties that could cause Georgia Gulf’s actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include risks relating to (i) Georgia Gulf's and PPG’s ability to obtain requisite shareholder approval, tax authority and other regulatory approvals required to complete the Transaction, or such required approvals delaying the Transaction or resulting in the imposition of conditions that could have a material adverse effect on the combined company or causing the companies to abandon the Transaction, (ii) other conditions to the closing of the Transaction not being satisfied, (iii) a material adverse change, event or occurrence affecting Georgia Gulf or PPG’s Commodity Chemicals business prior to the closing of the Transaction delaying the Transaction or causing the companies to abandon the Transaction, (iv) problems arising in successfully integrating PPG’s Commodity Chemicals business and Georgia Gulf, which may result in the combined company not operating as effectively and efficiently as expected, (v) the possibility that the Transaction may involve other unexpected costs, liabilities or delays, (vi) the businesses of each respective company being negatively impacted as a result of uncertainty surrounding the Transaction, (vii) disruptions from the Transaction harming relationships with customers, employees or suppliers, and (viii) uncertainties regarding future prices, industry capacity levels and demand for Georgia Gulf’s products, raw materials and energy costs and availability, feedstock availability and prices, changes in governmental and environmental regulations, the adoption of new laws or regulations that may make it more difficult or expensive to operate Georgia Gulf’s businesses or manufacture its products before or after the Transaction, Georgia Gulf’s ability to generate sufficient cash flows from its business before and after the Transaction, future economic conditions in the specific industries to which its products are sold, and global economic conditions. In light of these risks, uncertainties, assumptions, and other factors, the forward-looking events discussed in this communication may not occur. Other unknown or unpredictable factors could also have a material adverse effect on Georgia Gulf’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties applicable to Georgia Gulf and its business, see Georgia Gulf's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Georgia Gulf does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law. 2

Legends Additional Information and Where to Find it This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, and no offer or sale of such securities will be made in any jurisdiction where it would be unlawful to do so. In connection with the Transaction, Georgia Gulf will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and a proxy statement relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG’s COMMODITY CHEMICALS BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement (when they become available) may be obtained free of charge by accessing Georgia Gulf’s website at www.GGC.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf at 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Solicitation Georgia Gulf and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012, in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement and other relevant materials to be filed with the SEC when they become available. 3

Stock-for-stock exchange using Reverse Morris Trust structure PPG business will be distributed to PPG shareholders through a tax-free separation; then immediately merged with Georgia Gulf or a new subsidiary of Georgia Gulf Total consideration of $2.1 billion, including cash to PPG, issuance of approximately 35.2 million Georgia Gulf shares to PPG shareholders, and the assumption of debt and minority interest by the newly merged company The newly merged company assumes certain pension assets/liabilities and other related liabilities PPG’s Commodity Chemicals to Merge with Georgia Gulf Transaction overview Ownership (The Newly Merged Company) 4 Approximately 50.5% PPG shareholders Approximately 49.5% Georgia Gulf shareholders ~ 70 million shares outstanding Governance (The Newly Merged Company) Georgia Gulf’s CEO and combined executive team to lead company Georgia Gulf’s Board of Directors plus three additional directors designated by PPG Structure and Consideration Financial Benefits (The Newly Merged Company) Expect $115 million in annual cost synergies with full realization in first 2 years Accretive to the company’s earnings and free cash flow in 2013 Strong capital structure and cash flows with enhanced financial flexibility Conditions and Expected Closing Georgia Gulf shareholder vote Customary closing conditions, relevant tax rulings and regulatory authority approvals Expected closing in late 2012 or early 2013

5 Strategic Benefits of Transaction Creates a leading, integrated chemicals and building products company with global annual revenues of approximately $5 billion Newly merged company will have substantial cost synergies and greater scale to capitalize on cost advantaged North American natural gas Highly complementary to strategic objectives of both companies, with significant potential to enhance shareholder value of both companies Newly merged company will also have strong capital structure and cash flow to support growth and return of capital to shareholders Significant Shareholder Value Creation Opportunity Combination of PPG Commodity Chemicals Business with Georgia Gulf 1 2 3 4

Benefits of Transaction for Georgia Gulf Creates Global Chemicals and Building Products Leader with Increased Scale Fortune 500 company with pro forma sales of approximately $5 billion and broad portfolio of leading positions in downstream chemicals and building products Enhanced Vertical Integration with Significant U.S. Natural Gas Driven Chlor-alkali Production Vertical integration enhances operating rates throughout the cycle Approximately 70% integration to natural gas fired cogeneration will make the combined company one of the lowest cost integrated chlor-alkali producers in the world Significant Cost Synergies and Well-Positioned to Capitalize on Growth Opportunities Expected ~$115 million of annualized cost synergies in the first two years Strong capital structure and cash flows enhance financial flexibility Well positioned to participate in North American ethylene expansion Return of cash to shareholders via dividends 6 Scale and Integration of Combined Company Creates Value for Georgia Gulf Shareholders

Creates Integrated Leader Across the Chain ECU Capacity ('000s short tons) Source: CMAI. Occidental VCM capacity includes OXYMAR. Reflects Dow’s closure of VCM capacity at Oyster Creek, TX and Plaquemine, LA in 2011. Total PVC capacity relates to Georgia Gulf capacity as PPG does not produce PVC. North American ECU Capacity North American VCM North American PVC (’000s short tons) (’000s short tons) (3) (2) (1) 7 0 500 1,000 1,500 2,000 2,500 3,000 Shintech Occidental Formosa Combined Company Westlake Mexichem Other 0 1,000 2,000 3,000 4,000 Dow Occidental Combined Company Olin Shintech Formosa Others 0 500 1,000 1,500 2,000 2,500 3,000 3,500 Occidental Combined Company Shintech Formosa Westlake Dow Other PPG Commodity Chemicals Georgia Gulf 1. 2. 3.

Industry: Chlorine and Caustic Serve Varied End Use Markets North American Caustic Demand North American Chlorine Demand Diverse end uses with majority GDP driven Organics 23% Pulp & Paper 25% Inorganic 23% Other 22% Vinyls 37% 8 Source: IHS Chemical (CMAI) Other 10% Soaps & Detergents 12% Water Treatment 4% Alumina 3% MDI/TDI 22% Intermediates 4% Water Treatment 7% Inorganics 6% Pulp & Paper 1% Majority of end uses building and construction driven

 “Newco” Diverse Product Portfolio Creates Opportunity Chlorine Downstream PVC Downstream 60% internally consumed by a broad mix of chlorine derivatives Multiple downstream growth opportunities Gulf Coast logistics provide excellent access to export markets Organic growth in Building Products as U.S. housing recovers VCM / PVC 45% Merchant 40% Derivatives 15% Domestic Merchant 56% Export 20% Compounds 12% Building Products 12% 9

Expected Cost Synergies to be Realized Over First 2 Years

		Expected Value
Procurement & Logistics	• Savings from combined ~$1 billion/year ethylene and natural gas purchases • Freight and terminal optimization	~$40M
Operating Rate	• Operating rate optimization through the chain of combined assets	~$35M
G&A Reduction	• Reduced overhead charges • Information Technology savings • Impact of purchase accounting pension adjustments (~$15M)	~$40M
Annualized Cost Synergy Run Rate		**~$115M**
Total Cash to Achieve	• Professional fees, consultants • Information Technology implementation • Relocation and Severance costs	~$55M

$30 Million Achieved Immediately, $60 Million By End of First Year

10

Geographic and Product Fit with Major Facilities PPG Commodity Chemicals Georgia Gulf Lake Charles Assets Have Been Operationally Integrated for Nearly 30 years Combined ECU Capacity Combined VCM Capacity 11 Lake Charles 58% Other 42% Lake Charles 56% Other 44%

Combined Map of Facilities Georgia Gulf – Building Products Company Headquarters PPG Commodity Chemicals Georgia Gulf – Chemicals 12

Shale Gas Has Changed the Game for North American Chlorovinyls Producers 13 Source: CMAI 2012 World Chlor-alkali Analysis, Membrane Capacity Production Economics (Nov 2011) Includes costs associated with catalysts and chemicals Shale Gas has significantly improved Georgia Gulf’s global cost position Global chlor-alkali cost curve Annual PVC cash costs Shale gas provides favorable economics for US producers US Western Europe Northeast Asia US Dollars Per Metric Ton US Dollars Per ECU Metric Ton (1) 0 100 200 300 400 500 600 US Europe NE Asia China 0 200 400 600 800 1,000 1,200 1,400 '99 '01 '03 '05 '07 '09 '11E '13E '15E

Export Demand and U.S. Housing Recovery Expected to Drive Operating Rates above 90% 14 Georgia Gulf’s access to export markets provides a strong base of demand Source: IHS Chemical (CMAI) for Total Capacity, Total Demand, US PVC Exports, and Operating Rate. CDI Operating forecast labeled. lbs billions Total Capacity (LHS) Total Demand (LHS) US PVC Exports (LHS) Operating Rate (RHS) CDI Forecast 0 2 4 6 8 10 12 14 16 18 20 22 2009 2010 2011E 2012E 2013E 2014E 2015E 2016E 75% 80% 85% 90% 95% 100%

US Housing Recovery Should Benefit Georgia Gulf 15 Source: Historical Actual - US Census Bureau, Forecasts - IHS Global Insights Georgia Gulf expects improvement in US housing to have a significant positive impact US Housing Starts Leverage to Coming Recovery ‘000s Georgia Gulf believes that it is poised to benefit from a housing recovery US housing starts are currently ~70% below the 2005 peak Georgia Gulf believes that a 250K increase in housing starts will increase EBITDA in its Building Products segment by ~$30mm At the long-term average, this segment could contribute an incremental ~$100mm in EBITDA Long-term Average (1959 – 2011): 1.5mm Starts of ~900K 400 500 600 700 800 900 1,000 1,100 1,200 1,300 1,400 1,500 1,600 1,700 1,800 1,900 2,000 2,100 2,200 2000 2003 2006 2009 2012E 2015E

Improves Combined Mid-Cycle EBITDA(1) to $850mm+ Higher Integration Level Reduces EBITDA Cyclicality 16 Source: Georgia Gulf Management 1. Assumes corporate costs of $60 million. Chlorovinyls Building Products Aromatics Drivers: Operating rates Natural Gas advantage Chlorine-caustic demand balance Drivers: Operating rates Cumene-phenol capacity balance Export demand Drivers: US and Canadian Housing Starts Remodel/Renovation activity Georgia Gulf PPG Synergies All charts in $ millions

Merger Strengthens Cash Flow, Decreases Leverage 1. Free Cash Flow (1) Leverage Free cash flow defined as EBITDA, less cash interest, less cash taxes, less capex, less change in working capital. 2. Newly Merged Company pro forma financials include run rate cost synergies of $115mm and calculated using PPG Commodity Chemicals FY 2011 D&A value of $41mm for calculation of LTM 6/30/12 EBITDA and PPG Commodity Chemicals capex of $61mm based on FY 2011 capex of $89mm less $28mm for acquisition of Equachlor in May 2011. 3. Excludes Georgia Gulf’s lease financing obligations. PF LTM 6/30/12 EBITDA calculated using PPG Commodity Chemicals FY 2011 D&A value of $41mm. (2) (3) (2)(3) 17 ($ in millions) $500 $173 $0 $100 $200 $300 $400 $500 $600 Georgia Gulf Standalone LTM 6/30/12 Newly Merged Company LTM 6/30/12 2.1x 2.0x 1.5x 1.6x 1.7x 1.8x 1.9x 2.0x 2.1x 2.2x Georgia Gulf Standalone Debt / LTM 6/30/12 EBITDA Newly Merged Company Debt / LTM 6/30/12 EBITDA

18 Summary Creates a leading, integrated chemicals and building products company with global annual revenues of approximately $5 billion Newly merged company will have substantial cost synergies and greater scale to capitalize on cost advantaged North American natural gas Highly complementary to strategic objectives of both companies, with significant potential to enhance shareholder value of both companies Newly merged company will also have strong capital structure and cash flow to support growth and return of capital to shareholders Significant Shareholder Value Creation Opportunity Combination of PPG Commodity Chemicals Business with Georgia Gulf 1 2 3 4

19 Appendix

Business Overviews Integrated North American Chemicals and Building Products company Manufacturer of custom and other vinyl-based products marketed under the Royal Building Products and Exterior Portfolio brands Well positioned for the future: Shale gas positions North American producers at low end of the global cost curve Demand growth from emerging markets presents strong export opportunities North American housing demand and remodeling at historic lows 6/30/12 LTM Sales: $3,331 million 6/30/12 LTM Adjusted EBITDA: $237 million 20 Georgia Gulf PPG Commodity Chemicals Global leader in the merchant supply of Chlor-alkali Attractive product portfolio including chlorine, caustic soda and downstream chlorine-based chemicals Chlorinated solvents VCM and EDC HCl, calcium hypochlorite and phosgene derivatives World class integrated manufacturing facilities in North America Broad North American presence, benefitting from structurally low natural gas cost and global export opportunities 6/30/12 LTM Sales: $1,698 million 6/30/12 LTM EBITDA: $414(1) million 1. Assumes constant D&A value from FY 2011 ($41mm).

Pro Forma Financial Profile Georgia Gulf PPG Commodity Chemicals (1) Newly Merged Company Pro Forma LTM as of 6/30/12 1. Net Sales and EBIT reflect LTM numbers. Assumes FY 2011 D&A value of $41mm for calculation of LTM 6/30/12 EBITDA and capex of $61mm (FY 2011 capex of $89mm less $28mm for acquisition of Equachlor in May 2011). 2. Free cash flow defined as EBITDA, less cash interest, less cash taxes, less capex, less change in working capital. 3. Assumes FY 2011 D&A value of $41mm for calculation of LTM 6/30/12 EBITDA and capex of $61mm (FY 2011 capex of $89mm less $28mm for acquisition of Equachlor in May 2011). 4. Includes run-rate cost synergies of $115mm. Includes PF interest expense for new $240mm term loan and $660mm senior notes and tax rate of 32%. 5. Pro forma revenue not adjusted to reflect intra-company sales. (3) (4) (5) (2) 21 ($ in millions, except per share figures) Total Net Sales $3,331 $1,698 $5,029 EBITDA 237 414 651 % margin 7.1% 24.4% 12.9% Plus: Synergies - - 115 Pro Forma EBITDA - - 766 % margin - - 15.2% Capex 83 61 144 % of sales 2.5% 3.6% 2.9% Free Cash Flow 173 266 500

Pro Forma Capital Structure

Pro Forma Capital Structure

($ millions)	Actual 6/30/2012	Adj.	Pro Forma	Mult. of LTM EBITDA Unadjusted	Mult. of LTM EBITDA Adjusted [5]
Cash	$55	-	$55	0.1x	0.1x
ABL Facility [1]	-	64	64	0.1x	0.1x
Existing GGC 9.0% Senior Secured Notes due 2017	498	-	498	0.8x	0.6x
New Term Loan [2]	-	240	240	0.4x	0.3x
RS Cogen Debt (50%) [3]	-	95	95	0.1x	0.1x
Total Secured Debt	**$498**	**$399**	**$897**	**1.4x**	**1.2x**
New Senior Notes [2]	-	660	660	1.0x	0.9x
Total Debt	**$498**	**$1,059**	**$1,557**	**2.4x**	**2.0x**
Unadjusted LTM EBITDA	$237		$651[4]		
Adjusted LTM EBITDA (Incl. $115mm Run-Rate Synergies)			766[4]		
Credit Statistics					
Total Secured Debt / Unadjusted LTM EBITDA	2.1x		1.4x[4]		
Total Debt / Unadjusted LTM EBITDA	2.1x		2.4x[4]		
Total Secured Debt / Adjusted LTM EBITDA (Incl. Synergies)	-		1.2x[4]		
Total Debt / Adjusted LTM EBITDA (Incl. Synergies)	-		2.0x[4]		

1. Represents drawn amount.
2. The size of the term loan and bonds will be determined by PPG Commodity Chemicals' tax basis.
3. $95mm in non-recourse debt at PPG Lake Charles RS Cogen facility.
4. Assumes PPG Commodity Chemicals FY 2011 D&A value of $41mm for calculation of PPG Commodity Chemicals LTM 6/30/12 EBITDA.
5. Adjusted leverage statistics include $115mm in annual run-rate synergies. Reconciliation between pro forma unadjusted EBITDA and adjusted EBITDA shown on page 20.

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